David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

September 11, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: H. Roger Schwall, Assistant Director

Re:	T.O.D. Taste on Demand Inc. Schedule 14C Filed on August 5, 2008 File No. 333-148928

Dear Mr. Schwall:

On behalf of T.O.D. Taste on Demand Inc. (the "Company”), we would like to respond in writing to the comments discussed with the Securities and Exchange Commission (the "Commission") with reference to the amendment to the Schedule 14C filed by the Company in response to the Commission's comments transmitted via letter dated August 26, 2008. For ease of reference, the Company’s responses are keyed to the comments contained in said letter.

1.  The Commission questioned how the three shareholders of the Company who own, beneficially and of record, approximately 53.6% of the votes approved the amendment of the Articles of Incorporation to increase the number of authorized shares.. These three majority shareholders [together with the CEO, Mr. Katzir] are the founding shareholders of the Company. The largest of these three shareholders, Kaeyo Investments Ltd., is an entity solely owned by Mr. Yoel Neeman, an attorney who previously practiced corporate law in the United States and currently practices corporate law in Israel. Mr. Neeman, on behalf of Kaeyo Investments Ltd,, without any discussions or communications with management of the Company, acted with Orit Wolkin and Juemin Chu to amend the Company’s articles. Upon receipt of Orit Wolkin and Junemin Chu’s consent, the signed shareholders’ resolution was sent to the Company and these three shareholders controlling the majority of the Company’s voting stock requested the Company to take action to amend the articles. There was no direct or indirect solicitation by the Company of this consent by the shareholders.

2. As disclosed in the amended 14C, the Company currently has no definitive plans, proposals or arrangements to issue any of the authorized shares of the Company. The Company represents and warrants that there is no further or additional information to be disclosed to shareholders at this point in time and that if there is a material event the Company will disclose such event in a timely manner.

The Company respectfully submits via EDGAR the foregoing responses to the Commission. Please address any further questions or comments to the undersigned at the number indicated above. Thank you very much.

Very truly yours,

By:	/s/ David Lubin
David Lubin

cc: David Katzir, CEO